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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  2 )*
                                             ---


                                The JPM Company
--------------------------------------------------------------------------------
                               (Name of Issuer)

          The JPM Company, Common Stock par Value $.000067 per share.
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 #465933-10-9
                           -------------------------
                                (CUSIP Number)

   Wayne A. Bromfield, The JPM Company, Route 15 North, Lewisburg, PA 17837,
                                (717) 524-8525
--------------------------------------------------------------------------------
           (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

                             November 28, 1997
       -----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.   465933-10-9                                                                                    Page   2   of   6   Pages

------------------------------------------------------------------------------------------------------------------------------------

             1               Name of Reporting Person
                             S.S. or I.R.S. Identification No. of Above Person

                             James P. Mathias
------------------------------------------------------------------------------------------------------------------------------------

             2               Check the Appropriate Box if a Member of a Group*
                                                                                                    (a) [_]
                                                                                                    (b) [X]
------------------------------------------------------------------------------------------------------------------------------------

             3               SEC Use Only
------------------------------------------------------------------------------------------------------------------------------------


             4               Source of Funds*
                             The change in the percentage of beneficial ownership requiring the amendment to the Schedule 13D resulted from a sale of the stock; therefore, there is no source of funds.
------------------------------------------------------------------------------------------------------------------------------------

             5               Check Box if Disclosure of Legal Proceedings is Required Pursuant
                             to Items 2(d) or 2(e)
                                                                                                    [ ]
------------------------------------------------------------------------------------------------------------------------------------

             6               Citizenship or Place of Organization
                             United States of America
------------------------------------------------------------------------------------------------------------------------------------

                             7                                               Sole Voting Power
                                                                             798,800
                           ---------------------------------------------------------------------------------------------------------

Number of Shares             8                                               Shared Voting Power
Beneficially Owned by Each
Reporting Person With                                                        155,400
                           ---------------------------------------------------------------------------------------------------------

                             9                                               Sole Dispositive Power
                                                                             798,800
                           ---------------------------------------------------------------------------------------------------------

                             10                                              Shared Dispositive Power
                                                                             155,400
------------------------------------------------------------------------------------------------------------------------------------

            11               Aggregate Amount Beneficially Owned by Each Reporting Person
                             1,082,267
------------------------------------------------------------------------------------------------------------------------------------

            12               Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*     [_]
------------------------------------------------------------------------------------------------------------------------------------

            13               Percent of Class Represented by Amount in Row (11)
                             15.5%
------------------------------------------------------------------------------------------------------------------------------------

            14               Type of Reporting Person*
                             IN
------------------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

SCHEDULE 13D                             PAGE 3 OF 6 PAGES
JAMES P. MATHIAS

ITEM 1.  SECURITY AND ISSUER
         -------------------

     (a)  The JPM Company common stock par value $.000067 per share.

     (b)  The JPM Company
          Route 15 North
          Lewisburg, PA  17837

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

     (a)  James P. Mathias

     (b)  1906 Madison Avenue
          Lewisburg, PA 17837

     (c)  President
          The JPM Company

     (d) Mr. Mathias has not been convicted during the last five years in any criminal proceedings.

     (e) Mr. Mathias has not during the last five years been a party to any civil proceedings or administrative actions under federal or state securities laws.

     (f)  United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
        -------------------------------------------------

          Not Applicable

SCHEDULE 13D                             PAGE 4 OF 6 PAGES
JAMES P. MATHIAS

ITEM 4.  PURPOSE OF TRANSACTION     This amendment to the Schedule 13D is not
         ----------------------
the result of an acquisition.  Further:

          (a) Mr. Mathias currently has no plans to purchase additional securities of the issuer. Mr. Mathias plans to sell shares in accordance with Rule 144 from time to time depending on market conditions and in connection with the issuer's proposed secondary stock offering.

          (b) At this time, Mr. Mathias has no plans or proposals relating to further extraordinary corporate transactions.

          (c) There are no current plans for the sale or transfer of a material amount of the assets of the issuer or any of its subsidiaries.

          (d) There are no current plans to change the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board.

          (e) There are no current plans for any material change in the present capitalization or dividend policy of the issuer.

          (f) Currently there are no other plans for material change in the issuer's business or corporate structure.

          (g) Currently there are no changes in the issuer's charter, bylaws, or other instruments which may impede the acquisition or control of the issuer by any person.

          (h) Currently there is no class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association.

          (i) Currently there is no class of equity securities of the issuer becoming eligible for termination of registration pursuant to
               Section 12(g)(4) of the Securities and Exchange Act of 1934.

          (j) Currently there are no plans for any other actions similar to those enumerated above.

SCHEDULE 13D                             PAGE 5 OF 6 PAGES
JAMES P. MATHIAS

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

     (a) James P. Mathias currently beneficially owns 1,082,267 shares of common stock, which represents 15.5% of the outstanding Company common stock, par value $.000067 per share. Of the 1,082,267 shares, 798,800 shares are held individually by Mr. Mathias, 10,000 shares are held by his spouse, 40,376 shares are issuable to his spouse upon exercise of stock options which are exercisable within 60 days of the date of this report; 30,400 shares are held in custodial accounts for the benefit of each of Mr. Mathias' children; 77,691 shares are owned by the James
          P. Mathias Trust, of which James P. Mathias is the residuary beneficiary but as to which he has no voting or dispositive power; and 125,000 shares are owned by the Afallon Family Limited Partnership of which Mr. Mathias is a general partner.

     (b) Mr. Mathias has the sole power to dispose of 798,800 shares. Mr. Mathias has no voting or dispositive power of the 50,376 shares (including options) owned by Susan K. Mathias or the 77,691 shares owned by the James P. Mathias Trust, as to which Mr. Bruce M. Eckert shares voting and dispositive power as a trustee. Mr. Mathias has shared voting and shared dispositive power over 125,000 shares held in the Afallon Family Limited Partnership. Mr. Mathias has shared voting and shared dispositive power over the 30,400 shares held in the custodial accounts for the benefit of his children.

     (c) James P. Mathias sold 5,000 shares on November 28, 1997 in compliance with Rule 144.

     (d) Currently, Mr. Mathias is unaware of any other person known to have the right to receive or the power to direct the receipt of the proceeds from the sale of The JPM Company Securities.

     (e)  Not applicable.

ITEM 6.   CONTRACT, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER
          ---------------------------


          Currently, Mr. Mathias has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loans or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

ITEM. 7.  MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

                Not Applicable

SCHEDULE 13D                             PAGE 6 OF 6 PAGES
JAMES P. MATHIAS

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     December 2, 1997          /s/  James P. Mathias
--------------------------    -----------------------------------------------
          Date                Signature

                              James P. Mathias, President
                              -----------------------------------------------
                              Name and Title